EXHIBIT 99.3

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")
Trading update
Vodacom results for the period ended December 31, 2007

As at December 31, 2007, Vodacom Group recorded 33.0 million customers across its networks operating in South Africa, Tanzania, the Democratic Republic of the Congo, Lesotho and Mozambique, reflecting a 4.7% increase in the three months since September 30, 2007. The growth in the customer base is a result of high gross customer connections of 4.8 million for the quarter. The Group's non-South African operations comprised 8.8 million customers, or 26.6% of the total customer base.

Year on year, revenue for the 9 months ended December 31, 2007 increased by 17.3% to R35.7 billion, while total Group customers increased by 17.1% since December 31, 2006.

South Africa

South Africa increased its customer base by 4.1% since September 30, 2007 to 24.3 million customers. South Africa's customer base includes 3.4 million contract customers and 20.7 million prepaid customers, reflecting an increase of 0.7% and an increase of 4.7% since September 30, 2007, respectively.

Vodacom South Africa has retained its leadership position in a highly competitive South African mobile communications market with an estimated market share of 55.6% at December 31, 2007.

Vodacom South Africa customers, year to date ARPU and churn as at December 31, 2007 compared to September 30, 2007 are as follows:

South Africa	September 30, 2007	December 31, 2007	% change

Customers (thousands)	23,297	24,255	4.1
Contract	3,409	3,432	0.7
Prepaid	19,790	20,720	4.7
Community services	98	103	5.1
ARPU (ZAR)	119	123	3.4
Contract	487	485	(0.4)
Prepaid	59	62	5.1
Community services	711	707	(0.6)
Churn (%)	45.9	43.6	(2.3 pts))
Contract	8.3	8.1	(0.2 pts)
Prepaid	51.9	49.4	(2.5 pts)

Non-South African operations

Vodacom's non-South African operations increased their total customer base by 6.3% since September 30, 2007 to 8.8 million customers.

Satisfactory customer growth was achieved in all Vodacom's non-South African operations, most notably Lesotho with a 9.9% increase and Mozambique with an 11.9% increase in its customer base.

Vodacom's non-South African operations' customers, year to date ARPU and churn as at December 31, 2007 compared to September 30, 2007 are as follows:

Non-South African operations	September 30, 2007	December 31, 2007	% change

Vodacom Tanzania
Customers (thousands)	3,678	3,945	7.3
Contract	13	15	15.4
Prepaid	3,654	3,921	7.3
Public phones	11	9	(18.2)
ARPU (ZAR)	48	50	4.2
Churn (%)	46.8	46.0	(0.8 pts)

Vodacom Congo
Customers (thousands)	3,178	3,269	2.9
Contract	20	21	5.0
Prepaid	3,102	3,183	2.6
Public phones	56	65	16.1
ARPU (ZAR)	64	59	(7.8)
Churn (%)	43.3	46.1	2.8 pts

Vodacom Lesotho
Customers (thousands)	332	365	9.9
Contract	4	4	-
Prepaid	323	355	9.9
Public phones	5	6	20.0
ARPU (ZAR)	72	74	2.8
Churn (%)	17.9	18.1	0.2 pts

Vodacom Mozambique
Customers (thousands)	1,079	1,207	11.9
Contract	18	22	22.2
Prepaid	1,060	1,174	10.8
Public phones	1	11	>200
ARPU (ZAR)	27	27	-
Churn (%)	57.3	59.6	2.3 pts

Ends

Issued by: Dot Field
On behalf of: Alan Knott-Craig
Chief Communications Officer
Chief Executive Officer
Vodacom Group (Pty) Ltd
Vodacom Group (Pty) Ltd
Tel: 011 - 653 5440

Cell: 0829900174

E-mail: dot.field@vodacom.co.za